UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Optimal Group Inc.
(Name of Issuer)
Class “A” Shares
(Title and Class of Securities)
68388R208
(CUSIP Number)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as Exhibits.
SIGNATURES

CUSIP No.	68388R208	SCHEDULE 13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSON Richard Yanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		142,318(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,318(1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,318(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14	TYPE OF REPORTING PERSON

IN
(1) Richard Yanofsky directly holds 104,926 shares of the common stock and warrants to purchase an additional 37,392 shares of the common stock.

CUSIP No.	68388R208	SCHEDULE 13D	Page	3	of	8	Pages

1	NAME OF REPORTING PERSON Peter Yanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		135,318(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		135,318(1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,318(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON

IN
(1) Peter Yanofsky directly holds 97,926 shares of the common stock and warrants to purchase an additional 37,392 shares of the common stock.

CUSIP No.	68388R208	SCHEDULE 13D	Page	4	of	8	Pages

1	NAME OF REPORTING PERSON Francis Choi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

NUMBER OF		237.400(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		237.400(1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237.400(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON

IN
(1) Francis Choi directly holds 171,800 shares of the common stock and warrants to purchase an additional 65,600 shares of the common stock.

CUSIP No.	68388R208	SCHEDULE 13D	Page	5	of	8	Pages

1	NAME OF REPORTING PERSON Eric Lau Tung Ching

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

NUMBER OF		42,732(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,732(1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,732(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON

IN
(1) Eric Lau directly holds 30,924 shares of the common stock and warrants to purchase an additional 11,808 shares of the common stock.

CUSIP No.	68388R208	SCHEDULE 13D	Page	6	of	8	Pages

1	NAME OF REPORTING PERSON 7293411 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		3,874,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,874,086

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,874,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.2%

14	TYPE OF REPORTING PERSON

CO

Page	7	of	8	Pages
This Amendment No. 5 to Schedule 13D amends the information set forth in the Schedule 13D filed by Francis Choi, Eric Lau Tung Ching, Peter Yanofsky, Richard Yanofsky, and 7293411 Canada Inc. (the “Offeror” and collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (as amended, the “Schedule 13D”), relating to the to Class “A” shares, without par value (the “Common Stock”), of Optimal Group Inc., a Canadian corporation (the “Issuer” or “Optimal”). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On May 21, 2010, the Reporting Persons filed with the Commission Amendment No. 4 to the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”), relating to the completion of, and acceptance of shares under, the offer by the Offeror to purchase for cash all the issued and outstanding shares of Common Stock pursuant to Offeror’s Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended and restated on May 6, 2010 and May 12, 2010 (the “Offer to Purchase”), incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO, and the related Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”), at $2.40 per share, upon the terms and subject to the conditions of the Offer.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby and amended and restated as follows:
     The Offeror has accepted, and will promptly pay for, the 3,874,086 shares of Common Stock tendered in the Offer at $2.40 per share. The Reporting Persons beneficially own a total of 4,279,662 shares of Common Stock and warrants to purchase an additional 152,192 shares of Common Stock, which in the aggregate represent approximately 83.1% of the Company’s outstanding Common Stock. The number of shares of Common Stock and warrants to purchase additional shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated into this Item 5 by reference).
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 15	Joint Press Release issued by Offeror and Optimal, dated May 21, 2010.***

***	Incorporated by reference to the Schedule TO, filed May 21, 2010.

Page	8	of	8	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 21, 2010

/s/ Richard Yanofsky
Richard Yanofsky

*
Peter Yanofsky

*
Francis Choi

*
Eric Lau Tung Ching

7293411 CANADA INC.
/s/ Richard Yanofsky
By:	Richard Yanofsky
Title:	President

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to a Power of Attorney executed by the above-indicated Reporting Persons and filed herewith as Exhibit 5.

By:	/s/ Richard Yanofsky
Richard Yanofsky, Attorney-in-fact